Exhibit 99.2

STEALTHGAS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2013. Unless otherwise specified herein, references to the “Company” or “we” shall include StealthGas Inc. and its subsidiaries. You should read the following discussion and analysis together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission on April 18, 2013.

Overview

We own a fleet of liquefied petroleum gas (“LPG”) carriers providing international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers chartered to oil producers refiners and traders. Our LPG carriers carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. The medium range product carriers in our fleet are capable of carrying refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, while our Aframax tanker is used for carrying crude oil. We believe that we have established a reputation as a safe, cost-efficient operator of modern and well-maintained LPG carriers.

Currently our fleet consists of 38 LPG carriers with an average age of 11.9 years, two 2008-built product carriers, one 2009-built product carrier and one 2010-built Aframax crude oil tanker. In addition, we have entered into agreements for 15 newbuilding LPG carriers, with deliveries scheduled for 2014 and 2015. We expect to finance the completion of these acquisitions with cash on hand, cash from operations and borrowings under committed credit facilities and additional credit facilities we will seek to arrange. Since 2011, our LPG carriers have generally experienced increases in charter rates underpinned by increasing demand for the products carried by our vessels and improving global economic conditions. However, for the remaining four vessels in our fleet, the three product carriers and the one Aframax crude oil tanker, the charter markets have experienced significant decline since 2008.

As of December 1, 2013, 90% and 65% of our anticipated fleet days are covered by period charter contracts (including time and bareboat charters) for the remainder of 2013 and for 2014, respectively. We have three LPG carriers operating in the spot market. The LPG carrier spot market continues to operate efficiently with vessels being regularly deployed at sustainable rates and, as noted above, we are currently deploying some of our vessels in this market pending their potential fixing on period employment.

Results of Operations

Nine months ended September 30, 2013 compared to the nine months ended September 30, 2012.

Selected Financial Data

(Expressed in United States Dollars)

	Nine Months Ended September 30,		Change
	2012	2013	Amount	%
Revenues
Voyage Revenues	86,735,515	82,108,144	(4,627,371)	(5.3)
Voyage Revenues – Related Party	1,891,884	7,340,891	5,449,007	288.0

Total Revenues	88,627,399	89,449,035	821,636	(0.9)

Expenses
Voyage expenses	7,753,002	9,894,145	2,141,143	27.6
Voyage expenses – related party	1,094,730	1,089,651	(5,079)	(0.5)
Vessels’ operating expenses	21,972,357	23,447,417	1,475,060	6.7
Vessels’ operating expenses – related party	885,261	3,066,316	2,181,055	246.4
Dry-docking costs	2,045,656	2,456,614	410,958	20.1
Management fees- related party	3,207,885	3,502,450	294,565	9.2
General and administrative expenses	2,151,866	1,892,747	(259,119)	(12.0)
Depreciation	21,442,465	22,671,019	1,228,554	5.7
Net gain on sale of vessels	(1,372,409)	—	1,372,409	—

Total expenses	59,180,813	68,020,359	8,839,546	14.9

Income from operations	29,446,586	21,428,676	(8,017,910)	(27.2)

Other (expenses)/income
Interest and finance costs	(7,250,396)	(5,932,624)	1,317,772	18.2
(Loss)/gain on derivatives	(1,153,309)	64,611	1,217,920	105.6
Interest income	169,844	203,666	33,822	19.9
Foreign exchange loss	(13,316)	(79,232)	(65,916)	(495.0)

Other expenses, net	(8,247,177)	(5,743,579)	2,503,598	30.4

Net income	21,199,409	15,685,097	(5,514,312)	(26.0)

	As of December 31, 2012	As of September 30, 2013
BALANCE SHEET DATA
Current assets, including cash	56,263,407	112,003,651
Total assets	713,039,031	847,494,600
Current liabilities	55,808,714	95,000,391
Derivative liabilities, including current portion	5,949,241	3,611,021
Total long-term debt, including current portion	345,352,312	354,547,189
Total stockholders’ equity	342,033,442	467,028,175
Capital stock	206,273	321,273
Number of common shares outstanding	20,627,329	32,127,329

	Nine Months Ended September 30,
	2012	2013
OTHER FINANCIAL DATA
Net cash provided by operating activities	37,029,303	36,146,219
Net cash used in investing activities	(41,443,674)	(100,229,686)
Net cash provided by financing activities	2,201,802	117,656,470
FLEET DATA
Average number of vessels(1)	36.8	38.6
Total voyage days for fleet(2)	9,941	10,376
Total time and bareboat charter days for fleet(3)	8,714	8,531
Total spot market days for fleet(4)	1,227	1,845
Total calendar days for fleet(5)	10,090	10,535
Fleet utilization(6)	98.5%	98.5%
Fleet operational utilization(7)	95.3%	91.4%

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	Our total voyage days for our fleet reflect the total days the vessels were in our possession for the relevant periods, net of off-hire days associated with major repairs, dry-docking or special or intermediate surveys.
(3)	Total time and bareboat charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
(5)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, dry-docking or special or intermediate surveys.
(6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

VOYAGE REVENUES — Total revenues for the nine months ended September 30, 2013 were $89.4 million compared to $88.6 million for the nine months ended September 30, 2012, an increase of $0.8 million or 0.9%. The increase in voyage revenues is primarily due to an increase in the average number of vessels in our fleet and the corresponding increase in the calendar days of our fleet from 10,090 for the nine months ended September 30, 2012 to 10,535 for the nine months ended September 30, 2013. It also reflects the change in the composition of the charters in our fleet whereby spot voyage days increased to 1,845 for the nine months ended September 30, 2013 compared to 1,227 for the nine months ended September 30, 2012, while bareboat charter days decreased from 3,893 for the nine months ended September 30, 2012 to 3,656 for the nine months ended September 30, 2013. Bareboat charters are generally for lower monthly rates, however, under bareboat charters we are not responsible for voyage or operating expenses or cash associated with dry-docking or repairs. Our fleet operational utilization was 91.4% and 95.3% for the nine months ended September 30, 2013 and September 30, 2012, respectively. The prevailing charter rates for our handy size LPG carriers for the nine months ended September 30, 2013 were generally at par with those of the nine months ended September 30, 2012, but lower fleet operational utilization attributable mainly to certain of our older vessels resulted in a relatively small increase in revenues despite the increase in the average number of vessels in our fleet.

VOYAGE EXPENSES — Total voyage expenses were $11.0 million for the nine months ended September 30, 2013 compared to $8.8 million for the nine months ended September 30, 2012. Voyage expenses for the nine months ended September 30, 2013 consisted of bunker charges in the amount of $6.6 million, port expenses of $1.6 million, commissions charged by third parties of $1.3 million, commissions charged by related parties of $1.1 million and other voyage expenses of $0.4 million. Overall, the $2.2 million increase in voyage expenses for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 resulted primarily from the increase in the number of spot voyage charter days undertaken by the fleet in the nine months ended September 30, 2013. Under spot charters, we are responsible for all of the above types of voyage expenses, whereas under time and bareboat charters we are not responsible for bunker, port and canal expenses.

VESSELS’ OPERATING EXPENSES — Total vessels’ operating expenses were $26.5 million for the nine months ended September 30, 2013 and were $22.9 million for the nine months ended September 30, 2012, an increase of $3.6 million, or 15.7%, due primarily to the increase in the number of vessels in our fleet operating under time charters, as four new vessels were added and two more vessels came off bareboat charters, compared to the nine months ended September 30, 2012. Under time charters, unlike bareboat charters, we are responsible for all of the operating expenses of the vessel, consisting primarily of crew costs, insurance and maintenance and repairs.

DRY-DOCKING COSTS — Dry-docking costs for the nine months ended September 30, 2013 were $2.5 million, which were related to the dry-docking of five of our vessels compared to dry-docking costs of $2.0 million for five vessels that were dry-docked during the nine months ended September 30, 2012.

MANAGEMENT FEES — Management fees were $3.5 million for the nine months ended September 30, 2013 compared to $3.2 million for the nine months ended September 30, 2012, an increase of $0.3 million, reflecting the increase in the number of vessels in our fleet and the higher number of vessels operating under time charters. There was no change in the amount of management fees per day per vessel; these remained at $440 per day for vessels under time or spot charter and $125 per day for those vessels under bareboat charter.

GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses were $1.9 million for the nine months ended September 30, 2013 compared to $2.2 million for the nine months ended September 30, 2012, a decrease of $0.3 million, due primarily to a decrease in compensation costs.

DEPRECIATION — Depreciation expenses for the 38.6 average number of vessels in our fleet for the nine months ended September 30, 2013 were $22.7 million compared to $21.4 million for the 36.8 average number of vessels in our fleet for the nine months ended September 30, 2012, an increase of $1.3 million primarily due to the increase in the average number of vessels in our fleet.

NET GAIN ON SALE OF VESSELS — We did not sell any vessels in the nine months ended September 30, 2013, while in the nine months ended September 30, 2012 we recorded a net gain on the sale of vessels of $1.4 million following the sale of two vessels, the Gas Kalogeros and the Gas Tiny.

INTEREST AND FINANCE COSTS — Interest and finance costs were $5.9 million for the nine months ended September 30, 2013 compared to $7.3 million for the nine months ended September 30, 2012, a decrease of $1.4 million, or 19.2%, due to a combination of lower prevailing interest rates and decreased average outstanding indebtedness.

GAIN/ LOSS ON DERIVATIVES — For the nine months ended September 30, 2013, we recognized a gain on derivatives of $0.06 million compared to a loss of $1.2 million for the nine months ended September 30, 2012. Included in the $0.06 million gain for the nine months ended September 30, 2013 is interest paid on recurring interest rate swaps of $2.4 million and a gain of $2.4 million due to the change in fair value of our interest rate swaps. Included in the $1.2 million loss for the nine months ended September 30, 2012 is interest paid on recurring interest rate swaps of $3.6 million and a gain of $2.45 million due to the change in fair value of our interest rate swaps. Generally, the fair value of our interest rate swap agreements decreased during both periods as a result of amortization of the notional amounts. We did not hold any foreign exchange currency forward contracts for the nine months ended September 30, 2013 or September 30, 2012.

INTEREST INCOME — Net interest income was $0.20 million for the nine months ended September 30, 2013, compared to $0.17 million for the nine months ended September 30, 2012, a $0.03 million increase due to higher average deposits during the 2013 period.

NET INCOME — As a result of the above factors, net income was $15.7 million for the nine months ended September 30, 2013, representing a decrease of $5.5 million, from net income of $21.2 million for the nine months ended September 30, 2012.

Cash Flows

Net cash provided by operating activities — was $36.1 million for the nine months ended September 30, 2013, compared to $37.0 million for the nine months ended September 30, 2012. This represents the net amount of cash, after expenses, generated by chartering our vessels. The decrease in net cash provided by operating activities was mainly due to an increase in both voyage and operating expenses due to an increase in the number of vessels in our fleet, coupled with lower fleet operational utilization attributable mainly to certain of our older vessels.

Net cash used in investing activities — was $100.2 million for the nine months ended September 30, 2013, consisting mainly of $73.2 million we paid for the acquisition of the Gas Alice, the Gas Enchanted, the Gas Inspiration, the Gas Ethereal and the Sakura Symphony and the $27.0 million of installments paid to shipyards and other costs with respect to our newbuilding vessels scheduled to be delivered to us in 2014 and 2015. For the nine months ended September 30, 2012 net cash used in investing activities was $41.4 million, consisting mainly of $62.5 million we paid for the acquisition of the Gas Husky and the Gas Esco and the deposit on the acquisition of four of the newbuilding vessels scheduled to be delivered to us in 2014, and $18.1 million of net proceeds from the sale of the Gas Kalogeros and Gas Tiny.

Net cash provided by financing activities — was $117.7 million for the nine months ended September 30, 2013 consisting of $109.2 million of net proceeds from our common stock offering completed on April 30, 2013, $36.8 million of borrowings used to finance the acquisition of the Gas Alice, Gas Enchanted, Gas Inspiration and Gas Ethereal, and $27.6 million in loan repayments under existing credit facilities. For the nine months ended September 30, 2012 net cash provided by financing activities was $2.2 million, consisting of $43.3 million of borrowings used to finance the delivery of the Gas Husky and Gas Esco and $41.0 million in loan repayments under existing credit facilities including $13.6 million of loan repayments due to sale of two vessels securing such debt.

Liquidity and Capital Resources

As of September 30, 2013, we had cash and cash equivalents of $95.9 million and $6.9 million of restricted cash classified as current assets.

Our principal sources of funds for our liquidity needs are cash flows from operations and long-term bank borrowings, as well as the net proceeds from our common stock offering in April 2013 which was our first equity offering since our follow-on public offering in the third quarter of 2007. Additional sources of funds include proceeds from vessel sales. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt, implement our share repurchase program and fund working capital requirements.

Our liquidity needs, as of September 30, 2013 through the end of 2015, primarily relate to scheduled debt repayments, funding expenses for operating our vessels, general and administrative expenses and capital expenditures related to the acquisition of 15 newbuilding LPG carriers, with scheduled deliveries in 2014 and 2015, for an aggregate of $307.3 million. As of September 30, 2013, we had made installment payments of approximately $45.7 million for our newbuilding vessels. Of the aggregate remaining acquisition cost of $261.6 million, $23.9 million was paid in the period from October 1 to December 1, 2013, $61.6 million is payable in 2014 and $176.1 million is payable in 2015. We expect to fund the remaining acquisition cost with bank debt, cash on hand and cash generated from operations. In that regard, we have signed commitment letters with three banks for credit facilities of up to approximately $124 million in the aggregate, subject to certain conditions including minimum employment requirements, to fund the remaining acquisition cost of eight newbuildings which will collateralize the facilities. The credit facilities for which we have signed these commitment letters remain subject to negotiation of and entry into definitive documentation. We may also consider equity issuances to fund these or additional vessel acquisitions as part of our strategic fleet expansion.

As of September 30, 2013, our aggregate debt outstanding was $354.5 million, of which $72.9 million was payable within 12 months. After giving effect to the drawdown of $8.45 million under our new credit facility in October 2013, we have no available undrawn borrowing capacity under our existing credit facilities. For a description of our credit facilities please refer to the discussion under the heading “ —Credit Facilities” below.

We believe that our working capital is sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, that may restrict our ability to draw down the full amount of our committed credit facilities, which contains restrictions on the amount of cash that can be advanced to us based on the market value of the vessel in respect of which the advance is being made, our internally generated cash flows and the borrowings under the committed credit facilities will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account our existing capital commitments and debt service requirements.

Of our fleet of 42 existing vessels as of December 1, 2013, three of our vessels, the Gas Crystal, the Gas Evoluzione and the Catterick were unencumbered. As a result, we may incur additional indebtedness secured by certain or all of these unencumbered vessels.

In 2009, we entered into a cash conservation approach, which included our cost containment strategy and our Board of Directors’ decision to suspend the payment of cash dividends as a result of market conditions at the time in the international shipping industry and the general uncertainties in the global economy. On March 22, 2010, our Board of Directors approved a stock repurchase program of up to $15.0 million. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time at our discretion and without notice. As of December 31, 2011, 1.8 million common shares had been repurchased at an aggregate cost of $8.5 million. No further share purchases have been made since that time.

Credit Facilities

The interest rates on our outstanding loans as of September 30, 2013 are based on LIBOR plus a margin which varies from 0.70% to 3.00%. The average interest rate (including the margin) on the outstanding loans for the nine-month period ended September 30, 2013 was 2.26%. For additional information on our credit facilities see “Item 5. Operating and Financial Review and Prospects — Loan Agreements” of our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 18, 2013, Note 10, Long Term Debt, to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2012 and Note 9, Long Term Debt, to our condensed consolidated interim financial statements included elsewhere in this report.

Our credit facilities require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses. These financial ratios and covenants include requirements that we:

•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•	maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan (which we sometimes refer to as the value, maintenance clause) at all times in excess of (i) 130% under our loan agreement with BNP-Paribas and NIBC Bank N.V., (ii) 125% under our loan agreements with DnB NOR Bank ASA, DVB Bank S.E., Nordic Branch, EFG Eurobank Ergasias S.A., Emporiki Bank, National Bank of Greece, Scotiabank and Commonwealth Bank of Australia (“CBA”); and

•	ensure that our ratio of EBITDA to interest expense over the preceding twelve months is at all times more than 2.5 times.

In addition, our loan agreement with BNP Paribas Bank requires us to maintain a minimum cash balance equivalent to six months interest in a pledged account with the lender at all times; our loan agreements with Scotiabank, Deutsche Bank and CBA each require us to maintain a cash balance equivalent to $200,000 per vessel mortgaged to each one of them, as applicable, at all times; our loan agreement with Emporiki Bank requires us to maintain an average cash balance equivalent to $800,000 with Emporiki Bank at all times, our loan agreement with EFG Eurobank requires us to maintain an aggregate cash balance equivalent to $200,000 with EFG Eurobank at all times, our loan agreement with NIBC requires us to maintain an aggregate cash balance equivalent to $500,000 with NIBC at all times and to deposit on a monthly basis 1/6th of the relevant installment of principal and 1/3rd of the relevant fraction of the next interest payment. Our loan agreement with National Bank of Greece requires us to deposit on a monthly basis 1/6th of the relevant installment of principal and 1/6th of the relevant fraction of the next interest payment that are both due on a six monthly basis, our loan agreement with Scotia bank requires us to deposit on a monthly basis 1/6th of the relevant installment of principal and 1/6th of the relevant fraction of the next interest payment that are both due on a six monthly basis, our loan agreement with EFG Eurobank bank requires us to deposit on a monthly basis 1/3rd of the relevant installment of principal and 1/3rd of the relevant fraction of the next interest payment that are both due on a three monthly basis. Our loan agreements with DnB Nor Bank require us at all times to keep the equivalent of six months interest payable on deposit with the DnB Nor Bank, while our loan agreement with DVB Bank requires us to maintain at the end of each quarter a free cash balance of $10,000,000.

Our current loan agreements also require that members of the Vafias family at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, the Vafias family ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, our loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling 12-month period.

As of September 30, 2013, we were not in compliance with the required value-to-loan ratio included in one of our credit facilities under which a total of $25.0 million was outstanding as of September 30, 2013. Value-to-loan ratio shortfalls do not constitute events of default that would automatically trigger the full repayment of the loan. Under the terms of the loan agreement, upon receiving written notice of non-compliance from lenders, value-to-loan shortfalls may be remedied by us by providing additional collateral or repaying the amount of the shortfall. No such notice has been received from our lenders. Management has the intent and the ability to cure the shortfall by providing additional collateral to its lenders in the form of cash in the total amount of approximately $2.05 million which has been classified as restricted cash as of September 30, 2013. Therefore, the remaining amounts outstanding under this term loan, excluding the current portion of scheduled loan repayments, have been presented as long term liabilities on our unaudited condensed consolidated balance sheet.

Our credit facility agreements contain customary events of default with respect to us and our applicable subsidiaries, including upon the non-payment of amounts due under these credit facilities; breach of covenants; matters affecting the collateral under such facility; and the occurrence of any event that in light of which, the lenders consider there is a significant risk that the borrowers are, or will later become, unable to discharge their liabilities as they fall due.

Our credit facilities provide that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under our credit facilities be repaid immediately and terminate our ability to borrow under any existing undrawn committed credit facility and foreclose on the mortgages over the vessels and any other related collateral. Our loan agreements also contain cross-default clauses.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates. See Note 10 Derivatives and Fair Value Disclosures to our unaudited condensed consolidated financial statements included in this report.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of September 30, 2013:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	354,547	72,874	119,149	75,789	86,735
Interest on principal amounts outstanding(1)	43,758	9,778	15,420	11,661	6,898
Management fees(2)	3,914	3,914	—	—	—
Vessel purchase agreements (3)	261,595	85,523	176,073	—	—

Total	663,814	172,089	310,642	87,450	93,633

(1)	Based on assumed LIBOR rates of 0.2391% for 2014, 0.4019% for 2015, 0.9885% for 2016, 1.9486% for 2017, 2.9012% for 2018 and 3.5920% thereafter, and the effect of our interest rate swap arrangements.

(2)	Based on our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet (but excluding our 15 contracted vessels). We will also pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf.
(3)	We have entered into separate memoranda of agreement or construction contracts for 15 newbuilding LPG carriers under construction. As of September 30, 2013, we had paid $45.7 million of the $307.3 million aggregate purchase price for these 15 vessels. During the period from October 1, 2013 and December 1, 2013, we paid $23.9 million of the $261.6 million aggregate remaining purchase price.

Recent Developments

For information relating to our recent developments, please see Note 15 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Significant Accounting Policies and Critical Accounting Policies

For a description of all of our significant accounting policies, see Note 2 to our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2012 and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein. For a discussion on our critical accounting policies please see Item 5 included in our annual report on Form 20-F for the year ended December 31, 2012.

Price Range of Shares of Common Stock

Following our initial public offering in the United States in October 2005, our shares of common stock were quoted on the Nasdaq National Market, and are now listed on the Nasdaq Global Select Market, under the symbol “GASS”. The following table shows the high and low closing prices for our shares of common stock during the indicated periods.

	Price Range		Cash Dividend Per Share
	High	Low
For the Fiscal Year Ended
December 31, 2008	$17.67	$2.72	$0.75
December 31, 2009	7.50	4.15	0.1875
December 31, 2010	7.99	4.05	—
December 31, 2011	8.37	3.55	—
December 31, 2012	8.23	4.00	—
For the Quarter Ended
March 31, 2011	$8.37	$5.76	—
June 30, 2011	6.90	4.15	—
September 30, 2011	4.74	3.55	—
December 31, 2011	4.25	3.60	—
March 31, 2012	6.20	4.00	—
June 30, 2012	6.69	5.25	—
September 30, 2012	6.87	5.78	—
December 31, 2012	8.23	6.40	—
March 31, 2013	11.99	8.10	—
June 30, 2013	11.69	9.70	—
September 30, 2013	11.01	8.57	—
For the Month:
June 2013	$11.00	$10.03	—
July 2013	11.01	9.99	—
August 2013	10.22	8.57	—
September 2013	9.43	8.74	—
October 2013	12.73	9.81	—
November 2013	12.88	11.56	—
December 2013 (through December 6, 2013)	12.03	11.80	—

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although StealthGas Inc. believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates, vessel values, and charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in StealthGas Inc.’s operating expenses, including bunker prices, dry-docking and insurance costs, our ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by StealthGas Inc. with the SEC.